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SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference into this Offer to Purchase. Initially capitalized terms not otherwise defined in this summary have the meanings assigned to them elsewhere in this Offer to Purchase.

The Company	Manugistics Group, Inc., a Delaware corporation.
JDA	JDA Software Group, Inc., a Delaware corporation.
The Merger
On April 24, 2006, the Company agreed to be acquired by JDA pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, JDA and Stanley Acquisition Corp. ("Merger Sub") pursuant to which Merger Sub will, subject to certain closing conditions, merge with and into the Company, with the Company continuing as a wholly-owned subsidiary of JDA (the "Merger"). The Merger is expected to close in the third calendar quarter of 2006.
The Offer
The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, any and all of the outstanding Notes validly tendered and not validly withdrawn on or before the Expiration Date. See "The Offer."
Offer Consideration
$1,000 for each $1,000 principal amount of Notes validly tendered, and not validly withdrawn, and accepted for payment pursuant to the Offer, plus all accrued but unpaid interest thereon up to, but not including, the Payment Date. Holders who validly tender, and do not validly withdraw, their Notes on or before the Expiration Date and whose Notes are accepted for payment pursuant to the Offer, will receive the Offer Consideration in cash.
Expiration Date
The Offer and withdrawal rights will expire at 9:00 a.m., New York City time, on July 5, 2006, unless extended or earlier terminated by the Company. The term "Expiration Date" means such time and date, or if the Offer is extended, the latest time and date to which the Offer is so extended. The Expiration Date is the last day and time for Holders to tender Notes pursuant to the Offer. See "Expiration Date; Extension; Amendment; Termination."
Purpose of the Offer	The principal purpose of the Offer is to acquire any and all of the outstanding Notes in connection with the Merger.
The Related Transactions	The Offer is being made in connection with and conditioned upon, among other things, the Merger, which will also involve the following concurrent transactions:
•
The establishment by JDA of the New Bank Facility with a group of banks and other lenders providing for approximately $175 million aggregate principal amount of term loans and an approximately $50 million revolving credit facility, which will be guaranteed by JDA's subsidiaries, including the Company, and secured by substantially all of the assets of JDA and its subsidiaries, including the Company, upon the closing of the Merger; and

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• The Equity Financing of JDA for an amount of approximately $50 million.

Upon the consummation of the Merger, JDA will distribute a portion of the net proceeds of the New Bank Facility and the Equity Financing to the Company to provide the Company with sufficient funds, including the Company's available cash, to fund the Offer and related fees and expenses.
Conditions to the Offer	The Offer is conditioned on consummation of the Merger, satisfaction of the Financing Condition, satisfaction of the Existing Credit Agreements Condition and satisfaction of the General Conditions.
Subject to applicable law, the Company reserves the right to waive any and all conditions of the Offer on or before the Expiration Date. See "Conditions of the Offer."
Withdrawal of the Notes
Notes validly tendered pursuant to the Offer may be validly withdrawn at any time on or before the Expiration Date by following the procedures described herein and in the Letter of Transmittal. Any Notes tendered on or before the Expiration Date that are not validly withdrawn on or before the Expiration Date may not be withdrawn thereafter. Tenders of Notes may also be withdrawn if the Offer is terminated without any Notes being purchased thereunder. See "Withdrawal of Tenders; Absence of Appraisal Rights."
Effect of Offer on Unpurchased Notes
Any Notes not tendered in the Offer will remain outstanding according to their terms and the terms of the Indenture. The Holders will continue to have the right to convert any Notes that are not tendered in the Offer. However, following the consummation of the Merger, all outstanding Notes will no longer be convertible into Company Common Stock and instead will be convertible only into the right to receive $2.50 per share of Company Common Stock into which the Notes would have been convertible immediately prior to the closing of the Merger. The Indenture also provides that, in connection with a "change in control," the Company is required to give written notice to the Holders of the then outstanding Notes of the right to have the Company repurchase their Notes at a purchase price equal to 100% of the principal amount of the Notes plus accrued interest up to and including the date of repurchase fixed by the Company. As defined in the Indenture, the consummation of the Merger will constitute a "change in control." Following consummation of the Merger, if any Notes remain outstanding, the Company will make a Change in Control Offer with respect to any outstanding Notes. In addition, JDA expects that, following the consummation of the Merger, any Notes which are not tendered in the Offer will be fully and unconditionally guaranteed by JDA. See "Certain Considerations."

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Procedures for Tendering Notes
A beneficial owner whose Notes are held in book-entry form who desires to tender Notes pursuant to the Offer should request such beneficial owner's Custodian to effect the transaction for such beneficial owner in accordance with DTC's ATOP procedures. Only registered holders of Notes are entitled to tender Notes. A beneficial owner whose Notes are registered in the name of a Custodian must contact such Custodian if such beneficial owner desires to tender Notes so registered. A Holder who holds physical certificates evidencing such Notes and who desires to tender Notes pursuant to the Offer must complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by of the Letter of Transmittal), and deliver such manually signed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes being tendered and any other required documents, to the Depositary. See "Procedures for Tendering Notes."
Acceptance of Tendered Notes and Payment
In accordance with the terms of the Offer and upon satisfaction or waiver of the conditions to the Offer specified herein under the "Conditions of the Offer," the Company will accept for purchase all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn on or before the Expiration Date and for which no withdrawal rights then exist. See "Acceptance of Notes for Purchase, Payment for Notes."
Payment Date
Payment of the Offer Consideration will be made promptly following the Expiration Date, provided that the conditions to the Offer have been satisfied or waived. The Company reserves the right to (a) keep the Offer open or extend the Expiration Date to a later date and time announced by the Company and (b) waive any or all conditions to the Offer (other than proper tender) for Notes tendered on or before the Expiration Date.
Source of Funds	Funds from the New Bank Facility and Equity Financing will be used to pay the Offer Consideration for the Notes validly tendered and not validly withdrawn in the Offer.
Certain U.S. Federal Income Tax Considerations	For a discussion of certain U.S. Federal income tax considerations of the Offer applicable to Holders of Notes, see "Certain U.S. Federal Income Tax Considerations."
Change in Control Offer
After the consummation of the Merger, if any Notes remain outstanding, the Company will give prompt notice, pursuant to Section 3.9 of the Indenture, to the non-tendering Holders of the right to have the Company repurchase their Notes at a purchase price equal to 100% of the principal amount of the Notes plus accrued interest up to and including the date of repurchase fixed by the Company.

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Certain Considerations	For a discussion of certain considerations relevant to the Offer, see "Certain Considerations."
Dealer Manager	Citigroup Global Markets Inc.
Depositary	American Stock Transfer and Trust Company
Information Agent	MacKenzie Partners, Inc.
Trustee	U.S. Bank National Association, as successor to State Street Bank and Trust Company

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If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
By:	Name: Title:
UBS LOAN FINANCE LLC
By:	Name: Title:
By:	Name: Title:
UBS SECURITIES LLC
By:	Name: Title:
By:	Name: Title:
Accepted and agreed to as of the date first written above:
JDA SOFTWARE GROUP, INC.
By:	Name: Title:

S-1

CONFIDENTIAL	EXHIBIT A

Transaction Description

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter to which this Exhibit A is attached. The following transactions, including the Acquisition and the Merger, are referred to herein as the "Transactions".

1.
JDA Software Group, Inc. ("Borrower") will obtain the senior secured credit facilities described in Exhibit B to the Commitment Letter in an aggregate principal amount of $225.0 million (the "Facilities").

2.
Thoma Cressey Equity Partners ("TCEP") will make equity investments in the form of the purchase of newly issued convertible preferred stock of Borrower (the "TCEP Preferred") in an aggregate amount of not less than $50.0 million in net cash proceeds, which TCEP Preferred will be in a form consistent with the Letter of Intent and the term sheet attached thereto disclosed to Citigroup and executed by TCEP and Borrower on April 12, 2006.

3.
Borrower will consummate the acquisition (the "Acquisition") by Borrower of Manugistics Group, Inc., a Delaware corporation (the "Acquired Business"), pursuant to an agreement and plan of merger dated as of the date hereof (together with the associated exhibits, schedules and other ancillary documents, the "Merger Agreement").

4.
Approximately $2.6 million of indebtedness of the Acquired Business in existence before the Acquisition (other than its 5% Convertible Subordinated Notes due 2007 (the "Convertible Notes")) and other indebtedness to be agreed (the "Indebtedness to be Paid"), will be repaid in full.

5.
Not less than 20 days prior to the Closing Date, the Acquired Business shall have commenced a tender offer (the "Debt Tender Offer") to purchase any and all of the Convertible Notes conditioned on the consummation of the Acquisition in accordance with the Merger Agreement and otherwise on the terms and conditions set forth on Schedule 5.8 to the Merger Agreement. Concurrently with or immediately following consummation of the Acquisition, the Acquired Business shall accept for purchase all Convertible Notes tendered in the Debt Tender Offer, including payment of any applicable premium and accrued and unpaid interest. As promptly as reasonably practicable after the consummation of the Debt Tender Offer, the Acquired Business shall commence and complete an offer to purchase (the "Change of Control Offer") any then outstanding Convertible Notes in accordance with Section 3.9 of the indenture governing the Convertible Notes (the "Convertible Notes Indenture"). If following completion of the Change of Control Offer and repurchase of Convertible Notes required to be purchased pursuant to the Change of Control Offer more than $26.5 million aggregate principal amount of Convertible Notes remains outstanding, the Acquired Business shall be required to fund an irrevocable deposit in trust in accordance with, and subject to, Section 10.1 of the Convertible Notes Indenture with respect to such remaining outstanding Convertible Notes.

6.
Costs and expenses incurred in connection with the foregoing transactions (including debt prepayment premiums, if any) will be paid in an amount not to exceed approximately $32.7 million (the "Transaction Costs").

7.
The estimated sources and uses of the funds necessary to consummate the Acquisition and the other Transactions are set forth on Annex I hereto (the "Sources and Uses of Funds").

A-1

ANNEX I
to Transaction Description

Sources and Uses of Funds
($ in millions)

Sources		Uses
Term Facility	$175.0	Purchase Price of Acquired Business Capital Stock	$213.3
Initial Drawing on Revolving Facility(1)	0.0	Repayment of Target convertible debt	177.4	(2)
TCEP Equity	50.0	Repayment of other Target debt	2.6
Borrower Cash	115.0	Transaction Costs	32.7
Target Cash	136.0	Cash to Balance Sheet	50.0

TOTAL SOURCES	$476.0	TOTAL USES	$476.0

(1)
Total commitments of $50.0 million at closing, which will be available on the Closing Date to backstop or cash-collateralize existing letters of credit only.

(2)
Assumes 100% of the Convertible Notes are tendered at closing.

A-I-1

CONFIDENTIAL	EXHIBIT B

Senior Secured Credit Facilities
Summary of Principal Terms and Conditions

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter (including the other exhibits thereto) to which this Summary of Principal Terms and Conditions is attached.

Borrower:	JDA Software Group, Inc. ("Borrower").
Acquisition:	As described in the Transaction Description.
Joint Lead Arrangers and Joint Lead Bookrunners:	Citigroup Global Markets Inc. ("CGMI") and UBS Securities LLC ("UBSS", and together with CGMI, the "Joint Lead Arrangers").
Administrative Agent:	An affiliate of the Citigroup (in its capacity as Administrative Agent, the "Agent").
Syndication Agent:	UBSS (in its capacity as Syndication Agent, the "Syndication Agent").
Lenders:	A syndicate of financial institutions arranged by CGMI (excluding the Excluded Institutions) (the "Lenders").
Facilities:	(A)
A Senior Term Loan B Facility in an aggregate principal amount of $175.0 million (the "Term Facility"), a portion of which shall be available for borrowing on one occasion no later than 70 days after the Closing Date in an amount determined at the Closing Date equal to the aggregate principal amount of Convertible Notes not tendered and accepted for payment in the Debt Tender Offer (or subsequently delivered to the Acquired Business for repayment under the change of control provisions of the Converible Notes Indenture) plus interest on such amount since May 1, 2006 plus any additional funds required to defease the outstanding Convertible Notes, if required (the "Delayed Draw Facility"). Unless otherwise specified, all references to the Term Loan Facility include the Delayed Draw Facility.
	(B)	A Senior Revolving Credit Facility in an aggregate principal amount of $50.0 million (the "Revolving Facility" and together with the Term Facility, the "Facilities").

Purpose and Availability:	(A)	Term Facility

Except for any amount allocated to the Delayed Draw Facility on the Closing Date, the full amount of the Term Facility shall be drawn in a single drawing on the date on which the Acquisition is consummated (the "Closing Date") and applied to consummate the Acquisition and the other Transactions as set forth in the Transaction Description. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.
	(B)	Delayed Draw Facility

Up to the full amount of the Delayed Draw Facility shall be drawn in a single drawing on the date on which the Change of Control Offer (if any) is consummated (the "Delayed Draw Closing Date") for the following purposes: (1) to fund the purchase price (including any accrued and unpaid interest) of any and all Convertible Notes purchased in accordance with the provisions of the Convertible Notes Indenture and to pay related fees and expenses and (2) to the extent more than $26.5 million aggregate principal amount of Convertible Notes remains outstanding after purchase of Convertible Notes pursuant to the Change of Control Offer, to fund an irrevocable deposit in trust (the "Irrevocable Trust") by the Acquired Business of cash or U.S. Government Obligations in the amount provided in, and in accordance with, Section 10.1 of the Convertible Notes Indenture with respect to all remaining outstanding Convertible Notes. If less than $26.5 million aggregate principal amount of Convertible Notes remains outstanding after purchase of Convertible Notes pursuant to of the Change of Control Offer, a portion of the Delayed Draw Facility may, at Borrower's option, be drawn on the Delayed Draw Closing Date to fund the Irrevocable Trust with respect to such remaining outstanding Convertible Notes. Any committed amounts available under the Delayed Draw Facility not borrowed on the Delayed Draw Closing Date shall expire.
	(C)	Revolving Facility

The proceeds of loans under the Revolving Facility will be used by Borrower for working capital and other general corporate purposes. Loans under the Revolving Facility will be available on and after the Closing Date and at any time before the final maturity of the Revolving Facility, in minimum principal amounts to be agreed; provided that Loans under the Revolving Facility will be available on the Closing Date to backstop or cash collateralize existing letters of credit only. Amounts repaid under the Revolving Facility may be reborrowed.

A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for the issuance of letters of credit (the "Letters of Credit") by one or more Lenders to be agreed upon (any Lender in such capacity, an "Issuing Lender"). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Revolving Termination Date (as defined below), provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by Borrower (whether with its own funds or with the proceeds of loans under the Revolving Facility) within one business day after the applicable drawing date. To the extent that Borrower does not so reimburse the applicable Issuing Lender within one business day after the applicable drawing date, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to reimburse the applicable Issuing Lender on a pro rata basis.

A portion of the Revolving Facility not in excess of an amount to be agreed upon shall be available for swingline loans (the "Swingline Loans") from one or more Lenders to be agreed upon on same-day notice. Any such outstanding Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swingline Loan.
The Revolving Facility will be available in Euro and other currencies to be agreed in amounts to be agreed.
Uncommitted Increase of Senior Secured Credit Facilities:
Borrower shall have the right after successful syndication, so long as no Default or Event of Default then exists or would result therefrom, to increase the commitments in respect of the Revolving Facility or the loans under Term Facility by up to $75.0 million in the aggregate so long as the terms and provisions of any such extension of credit are identical to the terms and provisions of the Revolving Facility or the Term Facility, as the case may be, at such time of increase; provided that if the interest rate spreads relating to such increased commitments or loans at any pricing level exceed those applicable to the Revolving Facility or the Term Facility by more than 25 basis points, as the case may be, the Applicable Margin shall be adjusted to equal such interest rate spread. No Lender shall have any obligation to provide any such increased commitment or loan, and each Lender may refuse to provide any such extension of credit in its absolute and sole discretion. Borrower may seek commitments and/or loans from new lenders reasonably acceptable to Citigroup.

Final Maturity and Amortization:	(A)	Term Facility

The Term Facility will mature on the date that is seven years after the Closing Date, and will amortize in quarterly installments over such period in an amount equal to 1% per annum for the first six years and nine months with the balance due at maturity.
	(B)	Revolving Facility
The Revolving Facility will mature on the date that is six years after the Closing Date (the "Revolving Termination Date") and will not be subject to amortization before such date.
Interest Rates and Fees:	As set forth on Annex I hereto and in the Fee Letter.
Guarantors:
Each of Borrower's direct and indirect domestic subsidiaries existing on the Closing Date or thereafter created or acquired shall unconditionally guarantee, on a joint and several basis, all obligations of Borrower under the Facilities and (to the extent relating to the Loans) under each interest rate protection agreement entered into with a person that is a Lender or an affiliate of a Lender at the time such agreement is entered into. Each guarantor of the Facilities is herein referred to as a "Guarantor" and its guarantee is referred to herein as a "Guarantee"; Borrower and the Guarantors are herein referred to as the "Credit Parties."
Collateral:
The Facilities, the Guarantees, and (to the extent relating to the Loans) the obligations of the Credit Parties under each interest rate protection agreement entered into with a person that is a Lender or any affiliate of a Lender at the time such agreement is entered into will be secured by (A) a perfected lien on, and pledge of, all of the capital stock and intercompany notes of Borrower and each of the direct and indirect subsidiaries of Borrower existing on the Closing Date or thereafter created or acquired, except that with respect to non-U.S. subsidiaries such lien and pledge shall be limited to 66% of the capital stock of "first-tier" non-U.S. subsidiaries and (B) a perfected lien on, and security interest in, all of the tangible and intangible properties and assets (including all accounts receivable, inventory, cash, investment property, contract rights, real property interests, intellectual property, equipment and proceeds of the foregoing) of each Credit Party (collectively, the "Collateral"), except in each case for both clauses (A) and (B) those properties and assets as to which the Agent shall determine in its sole discretion that the costs of obtaining such security interest are excessive in relation to the value of the security to be afforded thereby (it being understood that none of the foregoing shall be subject to any other liens or security interests, except for certain customary exceptions to be agreed upon).

All such security interests will be created pursuant to documentation satisfactory in all respects to the Agent, and on the Closing Date, such security interests shall have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Agent shall have been made) and the Agent shall have received satisfactory evidence as to the enforceability and priority thereof.
Optional Prepayments and Reductions in Commitments:
Optional prepayments of borrowings under the Facilities, and optional reductions of the unutilized portion of the Revolving Facility commitments, will be permitted at any time, in minimum principal amounts to be agreed, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.
Mandatory Prepayments and Reduction in Commitments:
Subject to the next paragraph, Loans under the Facilities shall be prepaid with, and commitments under the Revolving Facility shall be reduced in an amount equal to (a) 50% of Excess Cash Flow (to be defined), such 50% reducing to 25% at a leverage level to be agreed, (b) 100% of the net cash proceeds of all non-ordinary-course asset sales or other dispositions of property by Borrower and its subsidiaries (including insurance and condemnation proceeds in excess of an agreed amount), subject to the right of Borrower to reinvest and subject to limited exceptions to be agreed and (c) 100% of the net proceeds of issuances of debt obligations (subject to customary exceptions) of Borrower and its subsidiaries.
Application of Prepayments:
All optional prepayments applicable to the Term Facility shall be applied as elected by Borrower and all mandatory prepayments applicable to the Term Facility shall be applied pro rata to the remaining amortization payments thereunder. Amounts prepaid in respect of the Term Facility may not be reborrowed. When there are no longer outstanding loans under the Term Facility, mandatory prepayments will be applied to permanently reduce commitments under the Revolving Facility (with corresponding prepayments of outstanding obligations under the Revolving Facility, if necessary).
Representations and Warranties:	Usual for facilities and transactions of this type (subject to materiality qualifiers to be agreed upon), including, without limitation:
	1.	Corporate status and authority.
	2.	Execution, delivery, and performance of Operative Documents do not violate law or other material agreements.

	3.	No government or regulatory approvals required, other than approvals in effect.
	4.	Due authorization, execution and delivery of Operative Documents; legality, validity, binding effect and enforceability of the Operative Documents.
	5.	Ownership of subsidiaries.
	6.	Accuracy of financial statements and other financial information.
7.
Other than on the Closing Date, no material adverse change shall have occurred (or be reasonably expected to occur) with respect to (i) the business, assets, operations, properties, condition (financial or otherwise) or contingent liabilities of Borrower and its subsidiaries, taken as a whole, (ii) the ability of Borrower or the Guarantors to perform their respective obligations under the Operative Documents or (iii) the ability of the Agent and the Lenders to enforce the Operative Documents (any of the foregoing, a "Material Adverse Change").
	8.	Solvency.
9.
No action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to result in a Material Adverse Change.
	10.	Payment of taxes.
	11.	Accurate and complete disclosure.
	12.	Compliance with margin regulations.
	13.	No burdensome restrictions and no default under material agreements or the Operative Documents.
	14.	Inapplicability of the Investment Company Act and Public Utility Holding Company Act.
	15.	Use of proceeds.
	16.	Insurance.
	17.	Labor matters.
	18.	Compliance with laws and regulations, including ERISA, and all applicable environmental laws and regulations.
	19.	Ownership of properties and necessary rights to intellectual property.
	20.	Validity, priority and perfection of security interests in collateral.
Conditions Precedent to Initial Borrowing:	Usual for facilities and transactions of this type, including those specified in the Summary of Additional Conditions Precedent attached as Exhibit C to the Commitment Letter.

Conditions Precedent to Delayed Draw Facility Borrowing:	Absence of bankruptcy.
Conditions Precedent to Each Borrowing:
Conditions precedent to each borrowing (other than the Delayed Draw Facility borrowing, if any) or issuance of a Letter of Credit (including at the Closing Date) under the Facilities will be those customary for a transaction of this type and others determined by Citigroup to be appropriate, including, without limitation, (1) the absence (both before and after the making of any extension of credit) of any continuing default or event of default and (2) the accuracy of all representations and warranties in all material respects.
Reporting Covenants:	Usual for facilities and transactions of this type (to be applicable to Borrower and each of its subsidiaries), including, without limitation:
	1.	Delivery of independently audited annual consolidated financial statements and unaudited quarterly consolidated financial statements.
	2.	Other reporting requirements and notices of default and litigation.
	3.	Prior to the Delayed Draw Closing Date, such information as the Agent shall reasonably request regarding the Change of Control Offer.
Affirmative Covenants:
Usual for facilities and transactions of this type (to be applicable to Borrower and Borrower's subsidiaries), including, without limitation (subject, in each case, to customary exceptions and materiality qualifiers to be agreed):
	1.	Preservation of corporate existence.
	2.	Material compliance with laws (including ERISA and applicable environmental laws).
	3.	Conduct of business.
	4.	Payment of taxes.
	5.	Payment and/or performance of obligations.
	6.	Maintenance of insurance.
	7.	Access to books and records and visitation and access rights.
	8.	Maintenance of books and records.
	9.	Maintenance of properties.
	10.	Use of proceeds.
	11.	Environmental matters.
	12.	Provision of additional collateral, guarantees and mortgages.

	13.	Interest rate contracts.
	14.	Further assurances.
Negative Covenants:
Usual for facilities and transactions of this type (to be applicable to Borrower and Borrower's subsidiaries), including, without limitation, subject in each case to customary exceptions and materiality qualifiers to be agreed:
	1.	Limitations on liens.
	2.	Limitations on debt (including debt incurred by direct or indirect subsidiaries and obligations in respect of foreign currency exchange and other hedging arrangements).
	3.	Limitations on dividends, redemptions and repurchases with respect to capital stock, including a prohibition on the redemption of the TCEP Preferred.
	4.	Limitations on prepayments, redemptions and repurchases of debt (other than loans under the Facilities).
	5.	Limitations on loans and investments.
	6.	Limitations on mergers, consolidations, acquisitions (permitted acquisitions to be determined), asset dispositions and sale/leaseback transactions.
	7.	Limitations on transactions with affiliates.
	8.	Limitations on changes in business conducted by Borrower and its subsidiaries.
	9.	Limitations on amendment of debt and other material agreements.
	10.	Limitations on restrictions on distributions from subsidiaries.
	11.	Limitations on the issuance and sale of capital stock of subsidiaries.
Selected Financial Covenants:
Limited to the following (with definitions and levels to be agreed): a maximum ratio (the "Total Leverage Ratio") of Total Debt (to be defined) of Borrower and its subsidiaries less cash in excess of an amount to be agreed to trailing four quarter EBITDA (to be defined) of Borrower and its subsidiaries starting at 3x, with stepdowns to be agreed (to be tested beginning with the fiscal quarter ending December 31, 2006 (or, if the Closing Date is after August 31, 2006, beginning with the fiscal quarter ending March 31, 2007)).
Interest Rate Management:
An amount designated by the Agent of the projected outstandings under the Facilities must be hedged on terms and for a period of time reasonably satisfactory to the Agent with a counterparty reasonably acceptable to the Agent.

Events of Default:
Usual for facilities and transactions of this type (to be applicable to Borrower and Borrower's subsidiaries) (with customary notice and cure periods, and materiality qualifiers, to be agreed), including, without limitation:
	1.	Failure to pay principal, interest or any other amount when due.
	2.	Representations or warranties materially incorrect when given.
	3.	Failure to comply with covenants.
	4.	Cross-default and cross-acceleration to debt aggregating an amount to be agreed or more.
	5.	Unsatisfied judgment or order in excess of an amount to be agreed individually or in the aggregate.
	6.	Bankruptcy or insolvency.
	7.	ERISA events.
	8.	Change of control or ownership.
	9.	Actual or asserted invalidity of any collateral or Guarantee or other Operative Document.
Voting:
Amendments and waivers of the Operative Documents will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Facilities, except that in certain circumstances the consent of a greater percentage (or of all) the Lenders (or a class thereof) may be required.
Assignments and Participations:
The Lenders will have the right to assign loans and commitments to their affiliates, other Lenders (and affiliates of such other Lenders) and to any Federal Reserve Bank without restriction, and to other financial institutions with the consent, not to be unreasonably withheld, of the Agent and Borrower (except that no such consent of Borrower need be obtained in connection with the primary syndication or if any event of default then exists). Minimum aggregate assignment level (which shall not be applicable to assignments to affiliates of the assigning Lenders and other Lenders and their affiliates) of $5,000,000 ($1,000,000 for the Term Facility) and increments of $1,000,000 in excess thereof. The parties to the assignment (other than Borrower) shall pay to the Agent an administrative fee of $3,500.
Each Lender will have the right to sell participations in its rights and obligations under the loan documents, subject to customary restrictions on the participants' voting rights.
Yield Protection, Taxes and Other Deductions:
The loan documents will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of funding, funding losses, reserve and capital adequacy requirements.
All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender's applicable lending office).
Expenses and Indemnification:	Customary provisions regarding expense reimbursement and indemnification by the Credit Parties.
Governing Law and Forum:	New York.
Counsel to Citigroup:	Cahill Gordon & Reindel LLP.

ANNEX I
to Exhibit B

Senior Secured Credit Facilities
Interest Rates and Fees

Interest Rates:	Borrower will be entitled to make borrowings based on ABR plus the Applicable Margin or LIBOR plus the Applicable Margin. The "Applicable Margin" shall be for (A) LIBOR Loans, 2.25% per annum and (B) ABR Loans, 1.25% per annum.

On and after the date on which Borrower shall have delivered financial statements for the first fiscal quarter ending after the Closing Date for which financial covenant compliance will be tested, the Applicable Margin for the Revolving Facility shall be determined in accordance with a grid to be negotiated based on the then current Total Leverage Ratio.
Borrower may elect interest periods of 1, 2, 3 or 6 months (or if available to all Lenders, 9 or 12 months) for LIBOR borrowings.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans, except where ABR is determined pursuant to clause (ii) of the definition thereof).

Interest will be payable in arrears (a) for loans accruing interest at a rate based on LIBOR, at the end of each interest period (or every 90 days for interest periods greater than 90 days) and on the applicable maturity date, (b) for loans accruing interest based on the ABR, quarterly in arrears and on the applicable maturity date.
"ABR" means the higher of (i) Citibank, N.A.'s base rate and (ii) the Federal Funds Effective Rate plus 1/2 of 1%.
LIBOR will at all times include statutory reserves.
Default Rate:	The applicable interest rate plus 2% per annum payable upon demand.
Commitment Fees:
A commitment fee on the undrawn portion of the commitments in respect of the Facilities shall accrue from the date of execution and delivery of the Operative Documents at a rate per annum (which shall initially be 0.50%) to be determined in accordance with a grid to be negotiated based on the then current Total Leverage Ratio.

Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to LIBOR Loans under the Revolving Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee not to exceed a rate per annum to be agreed upon on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

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CONFIDENTIAL	EXHIBIT C

Summary of Additional Conditions Precedent

All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter (including the other exhibits thereto) to which this Summary of Additional Conditions Precedent is attached.

The initial borrowing under the Facilities shall be subject to the following additional conditions precedent:

        1.     Consummation of Acquisition and Merger.    The Acquisition and Merger shall have been consummated or shall be consummated simultaneously with or immediately following the closings under the Facilities in accordance with the Merger Agreement and all other related documentation (without amendment, modification or waiver thereof which is adverse to the Lenders (as reasonably determined by Citigroup and UBS without the prior consent of the Lenders).

        2.     Indebtedness to be Paid.    The Agent shall have received satisfactory evidence that all loans outstanding under, and all other amounts due in respect of, the Indebtedness to be Paid shall have been repaid in full (or satisfactory arrangements made for such repayment, including the provision of cash collateral or a backstop letter of credit in respect of existing letters of credit) and the commitments thereunder shall have been permanently terminated. The Agent shall have received satisfactory evidence that the Debt Tender Offer shall have been consummated and that all Convertible Notes properly tendered thereunder shall have been accepted for purchase.

        3.     Financial Statements.    Not later than the earlier of (x) 21 days before the Closing Date and (y) the receipt of such financial statements and information by Borrower, the Lenders shall have received (a) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of each of Borrower and the Acquired Business for the three fiscal years ended before the Closing Date (without any qualified audit opinion thereon) and (b) to the extent available, unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of each of Borrower and the Acquired Business for each completed fiscal quarter since the date of such audited financial statements (and, to the extent available, for each completed month since the last such quarter), which audited and unaudited financial statements (i) shall be in form and scope and substance reasonably satisfactory to the Lenders, (ii) be prepared in accordance with, or reconciled to, United Stated generally accepted accounting principles ("U.S. GAAP") and (iii) in the case of the Acquired Business, shall not be materially inconsistent with the financial statements previously provided to the Lenders (including, without limitation, that the audited financial statements of the Acquired Business for the year ended February 28, 2006 shall not be materially inconsistent with the unaudited financial statements of the Acquired Business for the same period provided to the Joint Lead Arrangers prior to the date hereof and attached hereto as Exhibit D); provided, however, that the condition precedent set forth in this clause (iii) shall be deemed satisfied if the Lenders shall have failed to notify Borrower within five Business Days following receipt of such financial statements that they believe such condition is not satisfied.

        4.     Pro Forma Financial Statements; Projections.    The Lenders shall have received a pro forma consolidated balance sheet of Borrower as of the Closing Date, after giving effect to the Transactions, together with a certificate of the chief financial officer of Borrower to the effect that such statements accurately present the pro forma financial position of Borrower and its subsidiaries in accordance with U.S. GAAP, and the Lenders shall be satisfied that such balance sheets are not materially inconsistent with the forecasts previously provided to the Lenders. Borrower shall have delivered its most recent projections through the 2013 fiscal year, which shall not be materially inconsistent with the projections provided to the Joint Lead Arrangers prior to the date of the Commitment Letter.

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        5.     Minimum Adjusted Combined EBITDA.    The Agent shall have received reasonably satisfactory evidence (including an officers' certificate accompanied by satisfactory supporting schedules and other data) that immediately after giving pro forma effect to the Transactions and expected synergies in an amount consistent with that which has been previously disclosed to the Lenders: Adjusted Combined EBITDA (to be defined to include adjustments required or permitted by Regulation S-X of the Securities Act of 1933, as amended (the "Securities Act") and such other adjustments as shall be reasonably acceptable to Citigroup) of Borrower and its subsidiaries for the trailing four quarters ended immediately prior to the Closing Date was not less than $60.0 million.

        6.     Solvency.    The Lenders shall have received a solvency certificate, in form and substance satisfactory to the Agent and from the chief financial officer of Borrower confirming the solvency of Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions.

        7.     Consents.    All requisite material governmental authorities and third parties shall have approved or consented to the Transactions to the extent required, all applicable appeal periods shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions or the other transactions contemplated hereby.

        8.     Miscellaneous Closing Conditions.    Other customary closing conditions, including delivery of satisfactory legal opinions of Borrower's and Citigroup's counsel; other financial information to be agreed; accuracy of representations and warranties; absence of defaults, prepayment events or creation of liens under debt instruments or other agreements as a result of the transactions contemplated hereby; evidence of authority; compliance with applicable laws and regulations (including but not limited to ERISA, margin regulations and environmental laws); payment of fees and expenses; and satisfactory insurance (including, without limitation, the receipt of endorsements naming the Agent as lender's loss payee and additional insured). The Lenders shall, upon appropriate filings of UCC-1 financial statements, mortgages and other relevant security documentation, have a valid and perfected first priority lien on and security interest in the collateral referred to in Exhibit B under "Collateral"; all filings, recordations and searches necessary or desirable in connection with such liens and security interests shall have been duly made; and all filings and recording fees and taxes shall have been duly paid. The Agent shall have received satisfactory title insurance policies (including such endorsements as the Agent may require), current certified surveys, evidence of zoning and other legal compliance, certificates of occupancy, legal opinions and other customary documentation required by the Agent with respect to all real property of Borrower and its subsidiaries subject to mortgages, if any. The Agent and the Lenders shall have received all information required to be obtained by them under the Patriot Act and related regulations.

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SUMMARY
Sources and Uses of Funds ($ in millions)
Senior Secured Credit Facilities Summary of Principal Terms and Conditions
Senior Secured Credit Facilities Interest Rates and Fees
Summary of Additional Conditions Precedent